UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2016

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Plastec Technologies, Ltd. (“we,” “us” or the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the Company’s ability to consummate the sale of the Company’s shareholding interests in Plastec International Holdings Limited (“Plastec”); continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Update on Status of Material Definitive Agreement

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K dated November 2015 and filed with the Securities and Exchange Commission on November 16, 2015, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM is to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) was payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The parties now anticipate that the transaction will be consummated on or about October 11, 2016 (or approximately 30 days after the payment of the initial portion of the Transfer Price as required by the Agreement) after the fulfillment of certain other conditions, as described in the Agreement.

For further details regarding the terms of the transaction and the Agreement, readers should review the Original 6-K. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$ whereas RMB may be converted to US$ using the exchange rate of 6.4 RMB for every 1 US$.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2016

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer